

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

December 1, 2008

Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250

   **Re: Portec Rail Products, Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed March 14, 2008
     Definitive Proxy Statement on Schedule 14A
     Filed April 28, 2008
     File No. 000-50543**

Dear Mr. Jarosinski:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Rolaine S. Bancroft
           Special Counsel